Filed by: CBS Outdoor Americas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBS Corporation

Commission File No.: 333-196652

Outdoor 401(k) Plan

“Blackout Period” Notice Provided Under ERISA

As part of the exchange offer (the “Offer”) process, it is necessary to have a system and administrative maintenance period within the Outdoor 401(k) Plan (the “Plan”) so that the necessary procedures may be conducted on participant accounts under the Plan. This period is known as the “Blackout Period” and will affect those who choose to participate as described in this notice.

If a portion of your Plan account is allocated to be invested in the CBS Class B Company Stock Fund under the Plan (the “Class B Stock Fund”), whether or not you instruct the Vanguard Fiduciary Trust Company (the “Trustee”) to tender all or a percentage of your proportional interest in the Class B Stock Fund, then as of 1:00 p.m., Eastern Time, on July 3, 2014, transactions involving your entire proportional interest in the Class B Stock Fund will be prohibited for a period of up to three (3) business days following such date, and thereafter transactions involving only the tendered portion of your proportional interest in the Class B Stock Fund will be prohibited until after the Offer expires and all processing related to the Offer has been completed. These periods of restriction are referred to as “blackout periods,” and such prohibited transactions include your ability to request a loan, in-service withdrawal or full or partial distributions. With respect to the tendered portion of your proportional interest in the Class B Stock Fund, the blackout period will be lifted as soon as practicable after the expiration of the Offer, but may not occur until approximately ten (10) business days after the Offer expires (i.e., during the week of Monday, July 21, 2014). Once the Blackout Period is lifted, an announcement will be posted to the Plan’s website at www.vanguard.com (note that if you have not registered, you will need your plan number (094119) to do so). Any proportional interests exchanged pursuant to the terms, and subject to the conditions, of the Offer will be reflected in your Plan account as a transfer from the Class B Stock Fund into a new Outdoor Americas Company Stock Fund to be formed under the Plan.

The portion of your Plan account that is not invested in the Class B Stock Fund will generally be unaffected by the Offer. Contributions credited to your account after 1:00 p.m., Eastern Time, on July 3, 2014 to investment funds under the Plan that are open for new investments will be allocated as usual, in accordance with the sources of the contributions and, where applicable, your investment directions in effect at the time of your contribution.

You can call the Information Agent for the Offer, Georgeson Inc., toll-free at 1-800-509-0984 to obtain updated information on expiration dates and deadlines. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. to 11:00 p.m. Eastern Time, Monday through Friday, and 12:00 p.m. to 6:00 p.m. Eastern Time on Saturday. For information about the Plan, please visit the Plan’s website at www.vanguard.com. You may also call the Plan’s Recordkeeper, The Vanguard Group, Inc., toll free, at 1-800-523-1188 (Mon – Fri, between 8:30 a.m. and 9:00 p.m. Eastern Time).

Extension of the Class B Stock Fund Closing Date

As communicated to Plan participants in April 2014, the Class B Stock Fund was scheduled to be closed and removed from the Plan investment lineup at 4:00 p.m., Eastern Time, on June 20, 2014. Because the previously announced closing date for the Class B Stock Fund falls in the middle of the Offer period, CBS has determined to extend the closing date for the Class B Stock Fund until 4:00 p.m., Eastern Time, on Friday, July 25, 2014, which is following the scheduled expiration of the Offer.

If you do not instruct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, or if the tendered portion of your proportional interest in the Class B Stock Fund is not accepted in the Offer, your proportional interest in the Class B Stock Fund, together with the accounts (or portions thereof) of all other participants who remain invested in the fund as of 4:00 p.m., Eastern Time, on Friday, July 25, 2014, will be liquidated over a period of up to four (4) business days, beginning on Monday, July 28, 2014. This multi-day process is intended to reduce the price risk of trading all shares on one day. The aggregate proceeds will be allocated pro rata to your Plan account and to the accounts of all other participants who had a remaining balance in the Class B Stock Fund as of 4:00 p.m., Eastern Time, on July 25, 2014. During this liquidation period, the assets representing your remaining proportional interest in the Class B Stock Fund will be temporarily restricted, or “frozen,” and certain Plan transactions prohibited (including loan requests, in-service withdrawals and full or partial distributions).

On Friday, August 1, 2014, or if earlier the first business day following such liquidation period, your share of the proceeds resulting from the liquidation of the remaining Class B Stock Fund assets will be invested in the Plan’s qualified default investment alternative, the Vanguard® Target Retirement Trust, with the target date closest to the year you will reach age 65. At that time, the freeze will lift, and you will regain your ability to access and reallocate the transferred assets. An announcement will be posted to the Plan’s website at www.vanguard.com once the freeze is lifted.

Note: Investments in the Vanguard® Target Retirement Trust are subject to the risks of their underlying trusts. The year in each component trust name refers to the approximate year (the target date) when an investor in the trust is expected to retire and leave the workforce. Over time, the trust will gradually shift its emphasis from more aggressive investments to more conservative ones as its target date approaches. An investment in a Vanguard® Target Retirement Trust is not guaranteed at any time, including on or after the target date.

It is very important that you review and consider the appropriateness of your current investments beforehand, in light of your inability to direct or diversify certain of those investments during the Blackout Period if you elect to participate in the Offer. For your long-term retirement security, you should also give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan.

A special note with respect to the “Blackout Period” Notice

Federal law generally requires that you be provided with notice of a Blackout Period, at least 30 days in advance of the last date on which you could exercise an affected right prior to the Blackout Period in order to consider the effect of the Blackout Period on your retirement and financial plans. Federal law also permits less than 30 days advance notice if circumstances warrant. You are receiving this notice less than 30 days in advance of the beginning of the Blackout Period in order to coincide with the public announcement of the Offer. The Offer was publicly announced June 11, 2014 and therefore June 11, 2014 is the earliest practicable date that the notice could be provided.

Closing of the Outdoor Americas Company Stock Fund

Outdoor Americas does not intend to maintain the Outdoor Americas Company Stock Fund as an investment option under the Plan. For this reason, the Outdoor Americas Company Stock Fund will be removed from the Plan’s investment lineup at 4:00 p.m., Eastern Time, on Friday, September 26, 2014. We are advising you of this change now so that you may consider this when deciding whether or not to instruct the Trustee to tender your proportional interest in the Class B Stock Fund and, if you choose to participate in the Offer, so that you are aware of your right to move your assets out of the Outdoor Americas Company Stock Fund into other available investment options offered under the Plan in advance of the scheduled closing date of the Outdoor Americas Company Stock Fund.

If after completion of the Offer your Plan account has any assets invested in the Outdoor Americas Company Stock Fund, you can transfer the assets to any other investment option before the fund closes at 4:00 p.m., Eastern Time, on September 26, 2014. If your Plan account has any assets invested in the Outdoor Americas Company Stock Fund at 4:00 p.m., Eastern Time, on September 26, 2014, your assets, together with the assets of all other investors in the fund, will be liquidated over a period of up to four (4) business days, beginning on Monday, September 29, 2014. This multi-day process is intended to reduce the price risk of trading all shares on one day. The aggregate proceeds will be allocated pro rata to your account and to the accounts of all other participants that had a remaining balance in the fund as of 4:00 p.m., Eastern Time, on September 26, 2014. During the liquidation period, your assets that had been invested in the Outdoor Americas Company Stock Fund will be temporarily restricted, or “frozen,” and certain Plan transactions prohibited (including loan requests, in-service withdrawals and full or partial distributions).

On Friday, October 3, 2014, or if earlier the first business day following the liquidation period, your share of the proceeds of the sales of the Outdoor Americas Company Stock Fund assets will be invested in the Plan’s qualified default investment alternative, the Vanguard® Target Retirement Trust, with the target date closest to the year you will reach age 65. At that time, the freeze will lift, and you will regain your ability to access and reallocate the transferred assets. An announcement will be posted to the Plan’s website at www.vanguard.com once the freeze is lifted.

Additional Information

The terms and conditions of the exchange offer will be more fully described in the registration statement being filed by CBS Outdoor Americas Inc. with the SEC and a Schedule TO being filed by CBS Corporation with the SEC. The prospectus, which is included in the registration statement, contains important information about CBS Corporation, CBS Outdoor Americas Inc., the separation and related matters. CBS Corporation will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. when they become available and before making any investment decision.

None of CBS Corporation, CBS Outdoor Americas Inc. or their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether any shareholder of CBS Corporation should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether a shareholder should participate in the exchange offer. The offer is made solely by means of the prospectus.

Shareholders of CBS Outdoor Americas Inc. will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from CBS Corporation at www.cbscorporation.com or CBS Outdoor Americas Inc. at www.cbsoutdoor.com.

CBS Corporation has retained Georgeson Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, please contact the information agent at 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States).

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